DRAGON JADE INTERNATIONAL LIMITED
Suite 1503, The Phoenix
21-25 Luard Road
Hong Kong SAR, China

January __, 2010

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Dragon Jade International Limited Registration Statement on Form 20-F File No. 0-53593

Dear Mr. Owings:

This letter is in response to the request you made in the paragraph numbered 3 in your letter of January 6, 2010 with respect to the company’s annual report on Form 20-F for the fiscal year ended March 31, 2009.

The company hereby acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comment do not foreclose  the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by  the Commission or any person under the federal securities laws of the United States.

In addition, the company understands that the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporation Finance in its review of the company’s filing or in response to its comments on the company’s filing.

Sincerely yours,

/s/YUE Kou
YUE Kou, Chief Financial Officer